Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Herald Resources Limited
ACN 008 672 071
ABN 15 008 672 071

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

5 November 2003

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

03037212

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

03 NOV 10 AM 7:21

By Fax: 1 202 942 9624

1 page to follow

Re: Rule 12g3-2(b) (82-4295)

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date
Further New Discovery at Dairi Project
dated 3 November 2003

Yours faithfully

M P WRIGHT
Executive Director

dlw 11/10

Enc:

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Herald Resources Limited
ACN 008 672 071
ABN 15 008 672 071

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

3 November 2003

The Manager, Companies
The Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

RE: FURTHER NEW DISCOVERY AT DAIRI PROJECT

Recently discovered cliff exposures at the Basuki Lode zinc / lead oxide prospect, about 1km north-west of the Anjing Hitam massive sulphide deposit (presently subject to a Bankable Feasibility Study as a 1Mtpy development), have returned some particularly high zinc analyses from channel samples. The "Lode" is now revealed as a supergene enriched, karsted fracture zone at the top of the Jehe carbonate unit, just below the Julu shale unit which hosts the massive sulphide deposits. The latter are stripped by erosion in this locality but descending metal rich solutions leaching from same are possibly responsible for these high-grades.

Assays to 35.1% Zn (+1.5% Pb, 20g/t Ag) and **6 others in the 20-30% Zn** range have been reported, along with several mutually exclusive **high lead values to 27% Pb**. They occur, together with previously reported trench sampled zones, in about a 100m vertical range over about 800m of strike but with uncertain overall width.

Similar high grade zones, in the same stratigraphic position have been encountered at the Pondok Gambir locality, 3 km to the NW. Other zinc soil anomalies are thought to reflect similar oxide deposits

While the tonnage potential of the zone has been significantly increased, the current emphasis on the Bankable Feasibility Study will be maintained.

Yours faithfully

M WRIGHT
Executive Director